LINUX GOLD CORP.
 #1103, 11871 Horseshoe Way
Richmond, BC V7A 5H5

Annual Meeting of Shareholders

INFORMATION CIRCULAR
(As at June 27, 2006 except as indicated)

MANAGEMENT SOLICITATION

This information circular is furnished in connection with the solicitation of proxies by the management of LINUX GOLD CORP. (the "Company") for use at the annual general meeting (the "Meeting") of the Company to be held at The River Club, 11111 Horseshoe Way, Richmond, B.C., V7A 4Y1, on Monday, August 14, 2006 at 10:00 a.m. (Vancouver time). The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXIES

The persons named in the enclosed Instrument of Proxy are directors and officers of the Company. A shareholder wishing to appoint some other person (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting other than the persons designated in the accompanying Instrument of Proxy has the right to do so, either by inserting such person's name in the blank space provided in the Instrument of Proxy and striking out the two printed names, or by completing another Instrument of Proxy. A proxy will not be valid unless the completed Instrument of Proxy is deposited with Computershare Trust Company of Canada, at 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting, in default of which the Instrument of Proxy shall not be treated as valid.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of the person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is note required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Trust Company of Canada as provided above; or

(b)

more typically, by given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares, which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing, or if the Company is a corporation, by a duly authorized officer of attorney of the corporation, and deposited at the Company, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned, any reconvening thereof, or with the Chairman of the Meeting at the scheduled commencement of the Meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law. Where a proxy has been revoked, the shareholder may personally attend at the Meeting and vote his shares as if no proxy had been given. Only registered shareholders have the right to revoke a proxy. Non-registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

VOTING OF PROXIES

All shares represented at the Meeting by properly executed proxies will be voted on any poll that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the shares represented by the proxy will be voted in accordance with such specification.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in favour for each resolution, in accordance with the notes to the form of Proxy.

The enclosed Instrument of Proxy confers discretionary authority upon the management designees or other persons named as proxy with respect to amendments to or variations of matters identified in the Notice of Annual General Meeting and any other matters which may properly come before the Meeting. At the time of printing of this Information Circular, the management of the Company knows of no such amendment, variation or the matter.

RECORD DATE

The Board of Directors of the Company have fixed the close of business on June 28th, 2006 as the record date (the "Record Date") for the determination of shareholders entitled to notice of the annual general meeting of shareholders. Only shareholders of the Company of record as at the Record Date are entitled to receive notice of and to vote at the Meeting unless after that date a shareholder of record transfers his shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, requests at least 10 days prior to the Meeting that the transferee's name be included in the list of shareholders entitled to vote, in which case such transferee is entitled to vote such shares at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Of the Company's 200,000,000 authorized common shares, 68,287,773 common shares are issued and outstanding as fully paid and non-assessable.

Only the holders of common shares are entitled to vote at the Meeting and the holders of common shares are entitled to one vote for each common share held. Holders of common shares of record on June 28th, 2006 will be entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, no persons beneficially own shares carrying more than 10% of the voting rights attached to all shares of the Company:

As of June 27th, 2006, the directors and senior officers as a group owned beneficially directly and indirectly, 9,012,565 common shares of the Company, representing 13.1% of the presently issued and outstanding common shares of the Company.

STATEMENT OF EXECUTIVE COMPENSATION
(Form 51-102F6)

Compensation of Executive Officers and Directors

In this section “Named Executive Officer” means each CEO, each CFO and each of the three most highly compensated executive officers, other than each CEO and CFO, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000.

Executive compensation is required to be disclosed for each Named Executive Officer. The following table sets out all compensation paid to the CEO as well as the compensation paid for services in all capacities to the Company and its subsidiaries for each of the three most recently completed financial years ending February 28, 2006, February 28, 2005 and February 29, 2004 in respect of each of the individuals who were the Named Executive Officers. The Company does not have a pension plan.

The aggregate cash compensation (including salaries, fees, directors’ fees, commissions, bonuses paid/accrued for services rendered during the fiscal year ended February 28, 2006, and any compensation other than bonuses earned during the fiscal year ended February 28, 2005 the payment of which was deferred) paid to such Named Executive Officers by the Company and its subsidiaries for services rendered during the fiscal year ended February 28, 2006 was $30,000 ($30,000 in 2005). This was accrued as a management fee to SMR Investments Ltd., a company controlled by Susanne Robertson, a director of the Company. Other than as herein set forth, the Company did not pay any additional compensation to its Named Executive Officers (including perquisites and other personal benefits not offered on the same terms to all full time employees). Other than a directors’ fee of $12,000 paid or payable to the CEO of the Company, there was no other cash compensation paid to directors by the Company for services rendered in their capacities as directors for the year ended February 28, 2006.

SUMMARY COMPENSATION TABLE

NEO Name and Principal Position (a)	Year (b)	Annual Compensation			Long-Term Compensation
					Awards		Payouts	All Other Compensation ($) (i)
		Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (e)	Securities Granted under Options/SARS(1) Granted # (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP (2) Payouts ($) (h)
John G. Robertson, CEO	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	42,000 (3) 42,000 (3) 42,000 (3)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
James Vandeberg, CFO	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Monique van Oord, CFO	2006 2005	500	Nil Nil	Nil Nil	Nil 50,000	Nil Nil	Nil Nil	Nil Nil

(1)

"SARS" or "stock appreciation right" means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

(2)

"LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

(3)

Mr. Robertson is a director of SMR Investments Ltd., which received or is to receive $2,500 per month from the Company for management services provided to the Company and rent in the sum of $6,000 per annum. Additionally, a directors’ fee of $12,000 is payable, but has been accrued.

Incentive Plans

(a)           Long-term Incentive Plan Awards

During the most recently completed financial year, the Company did not grant any long-term incentive plan awards to any of its Executive Officers, Directors or Employees.

(b)           Stock Options

The following sets forth details of individual grants of options to purchase or acquire securities of Linux Gold or any of its subsidiaries made during the financial year ended February 28, 2006, to each of the Named Executive Officer of Linux Gold. Options include all stock options, share purchase warrants and rights granted by the Issuer or its subsidiaries as compensation for services rendered or otherwise in connection with office or employment. Note that the Company has no plan for any of its Executive Officers, Directors or Employees involving stock appreciation rights (SAR’s).

Option/SAR Grants During the Most Recently Completed Financial Year

NEO Name (a)	Securities Under Option/SARS Granted (#) (b)	% of Total Options/SARS Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/SARS on the ($/Security) Date of Grant (e)	Expiration Date (f)
John G. Robertson, President, Director and CEO	nil	n/a (1)	n/a (1)	n/a (1)	n/a (1)
Monique Van Oord CFO	nil	n/a (1)	n/a (1)	n/a (1)	n/a(1)

          (1) During the fiscal year ended February 28, 2006, no stock options were granted to consultants.

Aggregated Options/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-end Option/SAR Values

NEO Name (a)	Securities, Acquired on Exercise (#) (b)	Aggregate Value realized ($) (c)	Unexercised Options/SARs as FY-End (#) Exerciseable/Unexercisable (d)	Value of Unexercised in- the-money Options/SARs at FY-End ($) Exerciseable/Unexercisable
John G. Robertson, President, Director and CEO	0	0	1,000,000/0	$90,000/0
Monique Van Oord CFO	25,000	$3,500	50,000/0	0/0

Options and SAR Re-Pricings

There was no re-pricing of stock options under the Company’s stock option plan or otherwise during the most recently completed financial year.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no employment agreements or other compensating plans or arrangements with regard to any of the Named Executive Officers which provide for specific compensation in the event of resignation, retirement, other termination of employment or from a change of control of the Issuer or from a change in a Named Executive Officer’s responsibilities following a change in control.

Composition of Compensation Committee

At the present time the Issuer does not have a Compensation Committee. All decisions involving compensation issues are made by the Board of Directors of the Issuer.

Report on Executive Compensation

The Board of Directors, when performing equivalent functions of a Compensation Committee, base their decisions on very simplistic policies.

When deciding the method and amount of compensation, the Board of Directors base their decision on the following criteria and factors:

1.	level of services, expertise, business contacts and skills provided to the Company;
2.	degree of involvement and participation in the day to day operations of the Company;
3.	amount of finances available to the Company; and
4.	amount of outstanding options already granted.

At this time there is no relationship between corporate performance and executive compensation.

Compensation of Directors

During the most recently completed financial year, the Company accrued, but did not pay, $12,000 cash compensation (including salaries, fees, directors’ fees, commissions, bonuses paid for services rendered during the most recently completed fiscal year, bonuses paid during the most recently completed fiscal year for services rendered in a previous year, and any compensation other than bonuses earned during the most recently completed fiscal year the payment of which was deferred) to the Directors for services rendered.

Executive Officers of the Company, who also act as Directors of the Company, do not receive any additional compensation for services rendered in such capacity other than as paid by the Company to such Executive Officers in their capacity as Executive Officers (see “Compensation of Executive Officers”).

Securities Authorized For Issuance Under Equity Compensation Plans

The Company does not have any equity compensation plans.

MANAGEMENT CONTRACTS

During the last fiscal year of the Company, pursuant to the terms of a management services agreement the sum of $30,000 was paid or payable as a management fee and the sum of $6,000 was paid or payable as rent to SMR Investments Ltd. John G. Robertson, the President, CEO and Chairman of the Board and a director of the Company, is a director of SMR Investments Ltd.

There are no other management contracts in existence at this time to which the Company is a party other than the Management Agreement mentioned above.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors and senior officers of the Company, proposed nominees for election or associates of such persons is or has been indebted to the Company or its subsidiaries, other than routine indebtedness, at any time since the beginning of the last completed financial year of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described herein, no informed person or proposed director of the Company, or any associate or affiliate of any informed person or proposed director, has had a material interest, direct or indirect, in any transaction of the Company since the commencement of the Company’s last fiscal year or in any proposed transaction which has materially affected or would materially affect the Company.

DIVIDEND RECORD AND POLICY

The Company has not paid any dividends to date and does not intend to pay dividends in the foreseeable future.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The current auditor of the Company is Smythe Ratcliffe, Chartered Accountants, 7th Floor, 355 Burrard Street, Vancouver, British Columbia, V6C 2G8.

Computershare Trust Company of Canada is the transfer agent and registrar for the common shares of the Company at its principal offices in Vancouver, British Columbia.

PARTICULARS OF MATTERS TO BE ACTED UPON

The Board of Directors recommends that you vote in favor of the proposals outlined in this Information Circular.

Financial Statements

The audited financial statements of the Company for the fiscal year ended February 28, 2006 have been approved by the Company's audit committee and Board of Directors and are enclosed with this Information Circular and will be placed before the Meeting for acceptance by the shareholders.

Appointment of Auditor

At the meeting the shareholders will be asked to appoint an auditor to serve until the close of the next annual meeting of the shareholders of the Company and to authorize the directors to fix their remuneration.

The Board of Directors of the Company recommends that the members appoint Smythe Ratcliffe, Chartered Accountants, as auditor of the Company to hold office until the close of the next annual meeting at a remuneration to be fixed by the directors of the Company.

Unless otherwise specified, the persons named in the enclosed form of proxy will vote for the appointment of Smythe Ratcliffe, Chartered Accountants, Vancouver, British Columbia, as auditor of the Company to hold office until the next annual general meeting of shareholders or until its successor is appointed and to authorize the directors to fix its remuneration.

ELECTION OF DIRECTORS

It is proposed that the following persons will be nominated at the Meeting. It is the intention of the management designees, if named as proxyholder, to vote for the election of said persons to the Board of Directors unless otherwise directed. Management recommends a vote “FOR” each of its nominees. Each director elected will hold office until the next annual meeting, or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Business Corporations Act (British Columbia). The following information relating to the nominees as directors is based partly on the Company's records and partly on information received by the Company from the said nominees and sets forth the name of each of the persons proposed to be nominated for election as a director, his principal occupation at present, all other positions and offices in the Company held by him, the date upon which he was first elected a director, and the approximate number of shares of the Company that he has advised the Company are beneficially owned by him, directly or indirectly.

Name, Province (State) and Country of Residence; and Principal Occupation for the Past Five Years	Positions Held with Company	Year Became a Director	Voting Shares Beneficially Owned as at Date Hereof	Percentage of Issued Voting Shares (1)
John George Robertson Richmond, B.C. President, CEO and Chairman of the Board and Director of the Company since 1979; President of Reg Technologies since 1984; of SMR Investments Ltd. since 1979, of Rand Energy Group Inc. since 1993, of Access Information Services Inc. since 1993, President of Teryl Resources Corp., President of REGI U.S., Inc., President of IAS Communications, Inc., of Information- Highway.com, Inc. since 1995.	President, Chief Executive Officer, Chairman of the Board, Secretary and Director	March 5, 1979	1,309,656 common shares (directly) 8,482 common shares (indirectly)	1.9%
Jennifer Lorette * Richmond, B.C. Director and Vice President of Teryl Resources Corp. since 2001; Vice President of Administration and Secretary of Reg Technologies Inc. since 1994 and a director and Secretary of the Reg Technologies Inc. since 2001Vice President of REGI U.S., Inc. Secretary and director of Information Highway.com, Inc.; and Secretary of IAS Communications, Inc.	Director	November 2, 2000	88,100 common shares	0.12%
Susanne Robertson * Richmond, B.C. Businesswoman; Director of Teryl Resources Corp., Director of SMR Investments Ltd., and Director of Reg Technologies Inc.	Director	August 2001	797,000 common shares (directly) 5,284,327 common shares (indirectly)	8.90%
Monique Van Oord * North Vancouver, BC Director, Teryl Resources Corp.	Director	August 2004	25,000.03%

(*)	Audit Committee
(1)	Number of common shares beneficially owned by nominees (directly or indirectly, or over which control or direction is exercised) are based on information furnished to the Company by the nominees.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No director or senior officer of Linux Gold, proposed management nominee for election as a director of Linux Gold or each associate or affiliate of any such director, senior officer or proposed nominee is or has been indebted to Linux Gold or any of its subsidiaries at any time during Linux Gold’s last completed financial year, other than routine indebtedness.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth below and elsewhere in this Management Proxy Circular and other than transactions carried out in the normal course of business of Linux Gold or any of its affiliates, none of the directors or senior officers of Linux Gold, a proposed management nominee for election as a director of Linux Gold, any shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of Linux Gold nor an associate or affiliate of any of the foregoing persons had since March 1, 2004 (the commencement of Linux Gold's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected Linux Gold or any of its subsidiaries or in any proposed transaction which has or would materially affect Linux Gold or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Management Proxy Circular, no director or senior officer nor any proposed nominee for election as a director of Linux Gold, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.

PARTICULARS OF OTHER MATTERS

Management of Linux Gold knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Management Proxy Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Management Proxy Circular to vote the same in accordance with their best judgment of such matters.

APPROVAL AND CERTIFICATION

The Board of Directors has approved the contents and the sending of this Circular and recommends that shareholders vote in favour of all proposed resolutions. Where information contained in this Circular, rests specifically within the knowledge of a person other than the Company, the Company has relied upon information furnished by such person. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Richmond, British Columbia this 28th day of June, 2006

ON BEHALF OF THE BOARD OF DIRECTORS

By Order of the Board of
LINUX GOLD CORP.

“John Robertson”
JOHN ROBERTSON,
President, CEO and Chairman of the Board